UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Report of Material Business Matters Related to Investment Decisions

On August 1, 2024, LG Display Co., Ltd. (the “Company”) filed with the Korea Exchange a Report of Response to rumors or Media Reports(Undetermined) regarding the Company’s selection of a Chinese display panel manufacturer to exclusively negotiate the sale of the Company’s equity interest in its TFT-LCD display panel manufacturing facilities located in Guangzhou, China (the “Guangzhou LCD Facilities”). The key details of the report are as follows:

1.
Key Details: As part of the Company’s efforts to strategically utilize its assets relating to the manufacturing of TFT-LCD display panels, including the Guangzhou LCD Facilities, the Company has selected TCL China Star Optoelectronics Technology (“TCL CSOT”), a Chinese display manufacturer, to exclusively negotiate the sale of equity interest in such facilities. The Company plans to make additional disclosures in accordance with relevant disclosure rules in the event that it decides to enter into a stock purchase agreement relating to such contemplated sale.

2.
Date of Resolution by the Board of Directors or Date of Fact Determination: August 1, 2024
a)
Participation by outside directors

i. Number of directors present: not applicable

ii. Number of directors absent: not applicable

b)
Participation by statutory auditors (audit committee members who are not outside directors): not applicable

3.
Other Considerations for Investment Decision: The date set forth under item “2. Date of Resolution by the Board of Directors or Date of Fact Determination” refers to the date on which the Company selected TCL CSOT as the exclusive negotiation counterparty.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: August 1, 2024 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division